[URANIUM RESOURCES, INC. Letterhead]

January 24, 2008

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Uranium Resources, Inc.
Form 10-K for the year ended December 31, 2006
Filed March 30, 2007
File No. 001-33404

Dear Mr. Schwall:

As a follow-up to our conversation with Mr. Donahue on Thursday, January 24, 2008, Uranium Resources, Inc. formally requests a second extension of an additional ten (10) business days to respond to the comment letter received on December 31, 2007.

Sincerely,

/s/ Thomas H. Ehrlich
Thomas H. Ehrlich
Vice President and Chief Financial Officer